                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                  (RULE 13d-2)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        SHELLS SEAFOOD RESTAURANTS, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  822809 10 9
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                   JOHN N. GIORDANO, 220 SOUTH FRANKLIN ST.,
                      TAMPA, FLORIDA 33602 (813) 224-9255
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 20, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                            (Page 1 of 5 Pages)

CUSIP No.  822809 10 9          SCHEDULE 13D   Page     2    of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          L & L FOODS, INC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds*

          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          FLORIDA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    264,800
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   264,800
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          264,800
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          6.28%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this amended Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells"). The address of the principal executive office of Shells is 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amended Schedule 13D is filed by L & L Foods, Inc., a Florida corporation ("L & L Foods"). L & L Foods has its principal business and office address at 215 5th Street, Suite 108, West Palm Beach, Florida 33401. L & L Foods was formed on September 20, 1996 for the purpose of holding shares of Shells common stock.

         For information requested in Item 2(a)-(f) see L & L Foods' filing on
Schedule 13D, pursuant to an event dated May 24, 1997, which required such filing (the "Initial Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is not applicable; see Item 4, below, Purpose of Transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) L & L Foods disposed of the 264,800 shares of Shells reported in this amendment to obtain cash for other investment opportunities available to L & L Foods.

         Sub-items (b)-(j) are not applicable.

ITEM 5.  INTEREST IN SECURITIES OF SHELLS.

         (a) According to L & L Foods' filing on its Initial Schedule 13D, L & L Foods was the direct and/or beneficial owner of 529,600 shares, or 12.57%, of Shells' issued and outstanding common stock. As a result of the sales that L & L Foods made in the open market, beginning August 12, 1997 and culminating August 22, 1997, L & L Foods has reduced its holdings from 529,600 shares to 264,800 shares. L & L Foods controls the power to vote and dispose of the remaining 264,800 shares of Shells common stock that it owns, except as otherwise discussed below.

         Linn Heaton is currently the beneficial owner of 132,400 shares, or 3.14%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         Lee Heaton is currently the beneficial owner of 132,400 shares, or 3.14%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         (b) Except as otherwise indicated in the response to Items 2 and/or 5.(a) above, each person or entity listed therein has the sole power to vote and to direct the vote, and the sole power to dispose or direct the disposition, of the shares of Shells common stock held of record and/or beneficially by such person or entity.

         (c) Since L & L Foods' Initial Schedule 13D filing, L & L Foods has effected the following sales of Shells stock on the open market through Oppenheimer & Co., Inc.:

                 1. On August 12, 1997, L & L Foods sold 39,600 shares of Shells stock at $12.32 per share.

                 2. On August 20, 1997, L & L Foods sold 5,500 shares of Shells stock at $11.74 per share.

                 3. On August 21, 1997, L & L Foods sold 84,500 shares of Shells stock at $11.98 per share.

                 4. On August 22, 1997, L & L Foods sold 200 shares of Shells stock at $11 7/8 per share.

                 5. On August 22, 1997, L & L Foods sold 35,000 shares of Shells stock at $11 7/8 per share.

                 6. On August 22, 1997, L & L Foods sold 100,000 shares of Shells stock at $11 13/16 per share.

         (d) Except as otherwise reported in Item 6 below, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

         As reflected in L & L Foods' Initial Schedule 13D filing, on May 25, 1997, L & L Foods entered into a contract to sell 50,000 shares of Shells common stock to Robert E. Deziel for $350,000 in cash; as of the date of this filing, the parties have not closed on that sale. Furthermore, a dispute exists as to whether the contract, as negotiated, granted an enforceable option to Mr. Deziel to purchase L & L Foods' remaining shares of Shells common stock (the "Option"). Mr. Deziel filed a lawsuit against L & L Foods and Linn, Lee and George Heaton, in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida, styled Robert E. Deziel v. L & L Foods, Inc., a Florida corporation; George Heaton; Linn Heaton; and Lee Heaton, Case No. CL-97-005594-AO (the "Civil Action"), seeking, among other matters, the right to exercise the Option in full. The parties attempted to settle the Civil Action by entering into a Compromise and Settlement Agreement dated August 1, 1997, however the contingencies set forth in that agreement were not satisfied and that agreement, by its terms, is now null and void. The parties currently are attempting to settle the Civil Action through subsequent settlement negotiations.

         On August 7, 1997, Mr. Deziel partially released a lis pendens (the "Lis Pendens") he filed against the then 529,600 shares of Shells owned by L & L Foods to permit L & L Foods to sell 129,600 shares of Shells, which L & L Foods has sold. See Item 5(c) above. By letter agreement dated August 22, 1997, Mr. Deziel modified his partial release of the Lis Pendens to permit L & L Foods to sell an additional 135,200 shares of Shells, which L & L Foods has also sold. See Item 5(c) above. The parties agreed to deposit the proceeds from the sale of the 264,800 shares of Shells with Bush Ross Gardner Warren & Rudy, P.A., legal counsel to L & L Foods, pending a settlement or other resolution of the Civil Action.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Agreement dated August 7, 1997 by and among L & L Foods, Mr. Deziel, and L & L Foods' legal counsel, Bush Ross Gardner Warren & Rudy, P.A., attached hereto as Exhibit "1"; Letter to Colette O. LeLabry, Esq. from John N. Giordano, Esq. dated August 22, 1997, attached hereto as Exhibit "2".



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        L & L FOODS, INC.



                                        By:/s/ Lee Heaton
                                           ----------------------------
                                           Lee Heaton, President

                                                                  EXHIBIT 1
                                   AGREEMENT




         Agreement made this 7th day of August 1997 by and among L & L Foods, Inc., a Florida corporation having its principal place of business at 215 5th Street, Suite 108, Palm Beach 33401 ("L & L Foods"); Robert J. Deziel, Esq., an individual whose principal place of business is located at 239 South County Road, Palm Beach, Florida 33480 ("Deziel"); and the law firm of Bush Ross Gardner Warren & Rudy, P.A., whose address is 220 South Franklin Street, Tampa, Florida 33602 (the "Escrow Agent").


                             BACKGROUND INFORMATION


         Deziel filed a lis pendens against the shares of Shells Seafood Restaurants, Inc. ("Shells Seafood") owned by L & L Foods in connection with the lawsuit currently pending in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida (the "Court"), a civil action styled Robert E. Deziel v. L & L Foods, Inc., a Florida corporation; George Heaton; Linn Heaton and Lee Heaton, Case No. CL-97-005594-AO. The parties attempted to settle the litigation by entering into a Compromise and Settlement Agreement dated August 1, 1997, however the contingencies set forth in that agreement were not satisfied and that agreement, by its terms, is now null and void. While the parties are continuing their settlement negotiations, and without waiving any of their rights in the pending litigation, L & L Foods desires to sell a portion of the shares of Shells Seafood that it owns and Deziel agrees to permit the sale of a portion of the shares pursuant to the terms of this Agreement. Accordingly, the parties agree as follows:


                              OPERATIVE AGREEMENT


         1. Release of Lis Pendens. Deziel hereby partially releases the lis pendens that was filed on 129,600 shares of the common stock of Shells Seafood (the "Shares") in order to enable L & L Foods to immediately sell the Shares in accordance with the terms of this Agreement.

         2. Conditions to Release of Lis Pendens. Deziel agrees to release the lis pendens on the Shares provided that: (a) L & L Foods causes the Shares to be sold through Oppenheimer & Co. Inc. ("Oppenheimer"); and (b) L & L Foods irrevocably instructs Oppenheimer to deliver the proceeds from the sale of the Shares to the Escrow Agent to be held in escrow, pending an agreement by the parties to this Agreement as to the disposition of such proceeds or pursuant to an order of the Court, whichever occurs first.

         3. Release of Shares. L & L Foods and Deziel direct that the Escrow Agent deliver a certificate representing the Shares to Oppenheimer with instructions to deliver any shares represented by that certificate in excess of 129,600 to the Escrow Agent.

         4.      Rights and Limitations upon Duty of the Escrow Agent.

         The Escrow Agent:

                 a. shall be entitled to act upon any written certificate, statement, notice, demand, request, consent, agreement or other instrument, and to rely upon its due execution, the validity and effectiveness of its provisions, and the accuracy and completeness of any information therein contained, as long as the Escrow Agent shall in good faith believe the instrument to be genuine and to have been signed or presented by an authorized person;

                 b. shall be entitled to request and receive from any party hereto such documents in addition to those provided for herein as the Escrow Agent may deem necessary to resolve any questions of fact involved in the provisions hereof;

                 c. may, at the expense of the remaining parties hereto, consult independent counsel of its choice in respect to any question relating to its duties or responsibilities under this Agreement, and shall not be liable for any action taken or omitted in good faith on advice of such counsel;

                 d. shall be under no obligation to advance any funds in connection with the maintenance or administration of this Agreement, to institute or defend any action, suit or legal proceeding in connection herewith, or to take any other action likely to involve the Escrow Agent in expense, unless first indemnified by the remaining parties hereto, or any of them, as the case may be, to the Escrow Agent's satisfaction;

                 e. shall not be bound by any amendment to this Agreement or by any other agreement between the remaining parties hereto except such amendment or agreement as shall have been executed by the Escrow Agent;

                 f. shall have only such duties and responsibilities as are expressly set forth in this Agreement, together with a general fiduciary duty of reasonable diligence in the performance of its obligations hereunder;


                 g. may resign and be discharged from its duties hereunder at any time by giving notice of such resignation to the remaining parties hereto specifying a date when such resignation shall take effect (which date shall be no fewer than 15 days after the date of mailing or other delivery of such notice). Upon receipt of such notice, a successor escrow agent shall be appointed by the remaining parties hereto, such successor escrow agent to become Escrow Agent hereunder upon the resignation date specified in the subject notice. If the remaining parties are unable to agree upon a successor escrow agent within 15 days after the date of such notice, the Escrow Agent shall be entitled to appoint its own successor and shall continue to act in its fiduciary capacity until its successor accepts the escrow by written notice delivered to the parties hereto and takes possession of the escrowed assets. If the Escrow Agent is unable, despite the use of its best efforts, to obtain the services of a successor, it may petition a court of competent jurisdiction for an order effecting such an appointment or providing another remedy, and, pending entry, may deposit the escrowed assets in the court's registry;

                 h. shall be indemnified and held harmless by each of the remaining parties hereto against any and all liabilities incurred by it hereunder, except for those resulting from the willful misconduct or gross negligence of the Escrow Agent;

         The parties hereto, other than the Escrow Agent may at any time agree to substitute a new escrow agent by giving notice thereof to the Escrow Agent then acting.


         5.      Miscellaneous Provisions.

                 a.       Notices:

                 All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be made by: (a) certified mail, return receipt requested; (b) Federal Express, Express Mail, or similar overnight delivery or courier service; or (c) delivery (in person or by facsimile or similar telecommunication transmission) to the party to whom it is to be given, to the address appearing elsewhere in this Agreement or to such other address as any party hereto may have designated by written notice forwarded to the other party in accordance with the provisions of this Section 5(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 5(a) shall be deemed given at the time of receipt thereof.

                 b.       Binding Agreement; Non-Assignability:

                 Each of the provisions and agreements herein contained shall be binding upon and enure to the benefit of the personal representatives, heirs, devisees, successors and assigns of the respective parties hereto; but none of the rights or obligations attaching to any party shall be assignable.

                 c.       Entire Agreement:

                 This Agreement, and the other documents referenced herein, constitute the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each of the parties hereto.

                 d.       Severability:

                 Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

                 e.       Headings:

                 The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

                 f.       Application of Florida Law:

                 This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Florida. Venue for all purposes shall be deemed to lie within Palm Beach County, Florida.

                 g.       Counterparts:

                 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         In witness whereof, the parties hereto have executed and delivered this Agreement the day and year first written above.



                                  /s/ Robert E. Deziel
                                  ----------------------------------
                                  Robert E. Deziel




                                  L & L Foods, Inc.



/s/ Lee Heaton                    /s/ Lee Heaton
--------------------------        ----------------------------------
Lee Heaton, Secretary             Lee Heaton, Vice President

                                  Escrow Agent

                                  BUSH ROSS GARDNER WARREN
                                  & RUDY, P.A.



                                  By:/s/ John N. Giordano
                                     -------------------------------
                                  Name:John N. Giordano
                                  Title:Shareholder

                                                                  EXHIBIT 2
                     BUSH ROSS GARDNER WARREN & RUDY, P.A.
                                ATTORNEYS AT LAW

MAHLON H. BARLOW, III      220 SOUTH FRANKLIN STREET          NASREEN M. KADIVAR
DALE K. BOHNER               TAMPA, FLORIDA 33602                S. TODD MERRILL
JOHN R. BUSH                                                 ALEXANDRA M. RENARD
MINDY L. CARREJA               (813) 224-9255                     JEREMY P. ROSS
SAMUEL B. DOLCIMASCOLO      ____________________                JOHN F. RUDY, II
PATRICIA LABARTA DOUGLAS                                        EDWARD O. SAVITZ
RICHARD K. FUEYO            TELECOPIER (813) 223-9620       ALICIA J. SCHUMACHER
J. STEPHEN GARDNER                                                NEAL A. SIVYER
JOHN N. GIORDANO                                               H. BRADLEY STAGGS
JEFFREY P. GREENBERG                                             RANDY K. STERNS
RICHARD B. HADLOW                                              JEFFREY W. WARREN
PAUL L. HUEY                                                      PAUL D. WATSON
DAVID M. JEFFRIES                                              DAVID B. WILLIAMS


                               August 22, 1997

VIA FACSIMILE (561) 655-8719

Colette O. LeLabry, Esq.
Edwards & Angell
250 Royal Palm Way
Palm Beach, FL  33480

         Re:     L & L Foods, Inc.
                 Our File No.:  LLFI-0

Dear Colette:

         Robert Deziel called and informed me that he had spoken to George Heaton and that Robert had granted his consent for L & L Foods, Inc. to sell up to an additional 134,800 shares of the common stock of Shells Seafood Restaurants, Inc. pursuant to the terms of the August 7, 1997 agreement between Robert Deziel, L & L Foods, Inc. and our law firm. Would you have Robert, or would you on Robert's behalf, execute a copy of this letter acknowledging Robert's consent to increase the number of shares covered by the August 7, 1997 agreement from 129,600 shares to 264,400 shares. Thank you in advance.

                                           Sincerely,

                                           /s/ John N. Giordano
                                           ------------------------------
                                           John N. Giordano

Agreed to and accepted this 22th
day of August 1997

/s/ Gary A. Woodfield, Esq.
---------------------------------
Edwards & Angell
Attorneys for Robert Deziel

cc:      Lee Heaton
         Harry S. Raleigh, Jr., Esq.